Exhibit 1

CHINA UNICOM LIMITED (Stock Code: 762)

(Incorporated in Hong Kong with limited liability under Companies Ordinance)

Announcement on Updates on the Listing and Tradeability of the

Non-tradeable Shares of China United Telecommunications Corporation Ltd.

pursuant to the Share Segregation Reform

This announcement is made by China Unicom Limited (the “Company”) pursuant to Rule 13.09(1) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The board of directors (the “Board”) of the Company wishes to announce that it has received updates on the listing and tradeability of the non-tradeable shares (the “Non-tradeable Shares”) of China United Telecommunications Corporation Ltd. (the “A Share Company”) pursuant to its share segregation reform (the “Share Segregation Reform”). Announcements relating to the Share Segregation Reform were made by the Company on 3 April 2006, 4 April 2006, 13 April 2006 and 11 May 2006.

(1)      Non-tradeable Shares becoming listed and tradeable on 21 May 2007

Pursuant to the Share Segregation Reform, Non-tradeable Shares of the A Share Company were granted the right of listing and trading on the Shanghai Stock Exchange, subject to the lock-up undertaking (the “Lock-up Undertaking”) provided by the holders of the Non-tradeable Shares in compliance with the Administration of the Share Segregation Reform of Listed Companies, promulgated by the China Securities Regulatory Commission (the “CSRC”) on 4 September 2005 and effective as of the date of promulgation. As a result, 2,278,020 Non-tradeable Shares will become listed and tradeable on the Shanghai Stock Exchange on 21 May 2007.

(2)                 Non-tradeable Shares held by China United Telecommunications Corporation (the “Unicom Group”)

The Unicom Group was one of the holders of the Non-tradeable Shares prior to the Share Segregation Reform. The CSRC has given its approval for the Unicom Group to increase its shareholding in the A Share Company by 1%-4% during the period of 9 months from 16 August 2006. In respect of the increase in its shareholding in the A Share Company, the Unicom Group gave an undertaking not to dispose any of its shares in the A Share Company during the period of such increase and for the 6 months immediately following thereafter (the “Non-disposal Undertaking”). As at the date of this announcement, the Unicom Group has acquired 212,081,265 shares in the A Share Company, thus increasing its shareholding in the A Share Company by 1% from 60.74% to 61.74%.

As a result of the Non-disposal Undertaking, prior to 16 November 2007, the Unicom Group will not be able to dispose its 1,059,829,820 Non-tradeable Shares which would become listed and tradeable from 19 May 2007 under the Lock-up Undertaking.

The Unicom Group is the ultimate holding company of the Company, while the A Share Company is the intermediate holding company of the Company. The Share Segregation Reform concerns the A Share Company only and has no impact on the Company and the Company’s shareholders.

By order of the Board Chu Ka Yee Company Secretary

Hong Kong, 15 May 2007

As of the date of this announcement, the Board of Directors of the Company comprises:

Executive Directors:	Chang Xiaobing, Shang Bing, Tong Jilu, Li Jianguo, Yang Xiaowei, Li Zhengmao, Li Gang and Zhang Junan
Non-executive Director:	Lu Jianguo
Independent Non-executive	Wu Jinglian, Shan Weijian, Cheung Wing Lam, Linus, and Wong Wai
Directors:	Ming